UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

LEAPFROG ENTERPRISES, INC.

(Name of Subject Company)

LEAPFROG ENTERPRISES, INC.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share
(Title of Class of Securities)

52186N106

Class A Common Stock

None

Class B Common Stock

(CUSIP Number of Class of Securities)

Roberta L. Lattuga
Senior Vice President and General Counsel
LeapFrog Enterprises, Inc.

6401 Hollis Street, Suite 100
Emeryville, California 94608
(510) 420-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

John W. Campbell
Morrison & Foerster LLP

425 Market Street
San Francisco, California 94105-2482
(415) 268-7000

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, items 4 and 8 the “Schedule 14D-9”) initially filed on March 3, 2016 with the Securities and Exchange Commission by LeapFrog Enterprises, Inc. (“LeapFrog” or the “Company”), as amended on March 11, 2016. The Schedule 14D-9 relates to the tender offer by Bonita Merger Sub, L.L.C. a Delaware limited liability company (“Acquisition Sub”), a wholly owned direct subsidiary of VTech Holdings USA, L.L.C. (“VTech USA”), a wholly owned indirect subsidiary of VTech Holdings Limited, an exempted company incorporated in Bermuda with limited liability (“VTech” and collectively with Acquisition Sub and VTech USA, the “Offerors”), to purchase any and all of the outstanding shares of the Company’s Class A common stock, par value $0.0001 per share and Class B common stock, par value $0.0001 per share (the Class A common stock and Class B common stock referred to collectively as the “Shares”), at a purchase price of $1.00  per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 3, 2016, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as specifically set forth herein, the Schedule 14D-9 as amended, remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 14D-9.

Item 8.         Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented by inserting the following section immediately before the section titled “Forward-Looking Statements”:

Final Results of the Offer and Completion of the Merger

The Offer expired at 11:59 p.m., New York City time, on April 1, 2016. Computershare Trust Company, N.A., in its capacity as depositary for the Offer, has advised VTech and Acquisition Sub that, as of the expiration of the Offer, 40,298,861 Shares had been validly tendered and not properly withdrawn from the Offer, representing approximately 56.60% of the Shares currently outstanding. The number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied or waived, Acquisition Sub has accepted for payment and is promptly paying for all Shares validly tendered and not properly withdrawn from the Offer.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, VTech and Acquisition Sub intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL. In the Merger, each Share that is issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company as treasury stock, Shares owned by VTech, Acquisition Sub or any other direct or indirect wholly owned subsidiary of VTech, Acquisition Sub or the Company or Shares held by stockholders who properly exercised and perfected appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest. All Shares that were converted into the right to receive the Offer Price shall be canceled and cease to exist.

Following the Merger, all Shares will be deregistered under the Exchange Act and will cease to trade on the New York Stock Exchange, and the Company will no longer file periodic reports with the SEC on account of the Shares.

On April 4 2016, the Company and VTech issued a press release announcing the expiration and results of the Offer. A copy of the press release is filed as Exhibit (a)(1)(J) hereto and is incorporated herein by reference.

Item 9.         Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by adding to the list of exhibits, immediately following the exhibit listed as Exhibit (a)(1)(I), the following text:

Exhibit Number	Description
(a)(1)(J)	Joint Press Release issued by VTech and the Company on April 4, 2016.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEAPFROG ENTERPRISES, INC.

By:	/s/ ROBERT LATTUGA
Name:	Robert Lattuga
Title:	Senior Vice President and General Counsel

Dated: April 4, 2016